ADITYA BIRLA GROUP

Ref: AM:PVK:1876:2007

Date:-9th October, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance [redacted]
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

07027370

RECEIVED
2007 OCT 18 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Sub:- FINAL CALL MONEY

Please refer to our earlier letter, wherein, we have informed that the last date for payment of for call money was on 1st October, 2007.

Please note that the Board of Directors of the Company by a Circular Resolution has approved the extension of time of Final Call Money upto **31st October, 2007** without payment of interest.

However, any Shareholder fail to pay the Final Call Money on or before 31st October, 2007 is liable to pay interest @ 12% per annum.

This is for your information.

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Asst. Vice-President &
Company Secretary

dlw 10/19

ADITYA BIRLA GROUP

AM:PVK:STE:2007

October 6, 2007

Securities and Exchange Commission
Attn : International Corporate Finance
Division of Corporate Finance
100 P Street, NE
Washington D. C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001202 551-6551

Re : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

Dear Sir,

SUPPL

Please refer to our letter dated 19th July, 2007.

We are pleased to inform you that acquisition of entire shareholding of Alcan Inc. comprising of 78,564,384 Equity Shares in Utkal Alumina International Limited has been completed. Now, Utkal Alumina International Limited is 100% subsidiary of Hindalco Industries Limited.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Asst. Vice President &
Company Secretary

ADITYA BIRLA GROUP

AM/STOEX-GN/07

October 8, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

RECEIVED
2007 OCT 18 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **30th SEPTEMBER, 2007**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Hindalco Industries Ltd

Quarter ending on : 30TH SEPTEMBER, 2007.

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors
(C) Other provisions as to Board and committee	49 (IC)	Yes	.
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. The company has adopted a practice of placing Board Minutes of unlisted subsidiary companies in the Board Meeting to be held for the purpose of approval of annual accounts.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	The Company has adopted a practice of placing related party transaction in the Audit Committee Meeting to be held for the purpose of approval of annual accounts.
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49 (IV D)	Yes	The utilization of proceeds of Right Issue and Preferential Issue is placed before the Audit Committee on quarterly basis and it is also part of quarterly declaration of Financial Result.
(D) Remuneration of Directors	49(IVE)	NA	The Company has one executive Director and remuneration of executive director is approved by the Board of Director
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate is placed before the Board Meeting to be held for the purpose of approval of annual accounts and also be published in the Corporate Governance Report annexed to the Directors Report.
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 is published in the Annual Report.
VII Compliance	49(VII)	Yes	The Certificate obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report.

END